EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Amounts in millions

	Years Ended June 30
	2010	2009	2008	2007	2006
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for noncontrolling interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,169	$14,461	$14,927	$13,698	$11,658

Fixed charges (excluding capitalized interest)	1,167	1,576	1,640	1,458	1,268

TOTAL EARNINGS, AS DEFINED	$16,336	$16,037	$16,567	$15,156	$12,926

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,014	$1,431	$1,546	$1,374	$1,153
1/3 of rental expense	176	177	137	124	122

TOTAL FIXED CHARGES, AS DEFINED	$1,190	$1,608	$1,683	$1,498	$1,275

RATIO OF EARNINGS TO FIXED CHARGES	13.7x	10.0x	9.8x	10.1x	10.1x